EXHIBIT 99.4
EXECUTION COPY

DATED 5 MAY 2005
YORKSHIRE ELECTRICITY DISTRIBUTION plc and AMBAC ASSURANCE UK LIMITED

REIMBURSEMENT AND INDEMNITY AGREEMENT

THIS REIMBURSEMENT AND INDEMNITY AGREEMENT is made by way of deed and dated 5 May 2005

BETWEEN:

(1)	YORKSHIRE ELECTRICITY DISTRIBUTION PLC, a company incorporated under the laws of England and Wales (registered number 02906593) (the "Issuer") and;
(2)	AMBAC ASSURANCE UK LIMITED, a company incorporated under the laws of England and Wales (registered number 3248674) ("Ambac").
WHEREAS:

(A)	Pursuant to the Trust Deed, the Issuer will issue the Bonds.
(B)	The Issuer has requested that Ambac issue the Financial Guarantee in respect of all of the Bonds, pursuant to the terms of the Financial Guarantee (the "Guaranteed Obligations").
(C)
The Issuer will use the proceeds of the Bond issue for, inter alia, the Issuer's general corporate purposes, to repay a portion of the Issuer's indebtedness as it falls due and to meet certain transaction fees and expenses.

(D)	The Parties hereto agree that the issue of the Financial Guarantee is conditional upon the satisfaction of certain conditions precedent as set out in the Subscription Agreement.
IT IS AGREED AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION
1.1	Definitions
1.1.1
Except as otherwise defined herein, all terms defined in the Financial Guarantee (including definitions incorporated therein by reference to another document) shall have the same respective meanings when used in this Agreement (including the Recitals).

1.1.2	In this Agreement, the following words and expressions shall, except where the context otherwise requires have the following respective meanings:
"Agreement" means this Reimbursement and Indemnity Agreement, together with all Recitals thereto.

"Applicable Requirements" means applicable law, the rules of any regulatory authority within a competent jurisdiction, the rules of any applicable stock exchange and any applicable confidentiality requirements.

"Bondholder" has the meaning given to that term in the Trust Deed.

"Closing Date" means 5 May 2005 or such other date as is agreed between the Issuer and Ambac.

"Default Rate" means two per cent. (2%) per annum over the applicable base rate of Citibank N.A., London Branch (or in the absence of such base rate, such base rate as Ambac may determine) from time to time.

"Electricity Act" means the Electricity Act 1989 as amended or re-enacted from time to time and all subordinate legislation made pursuant thereto.

"Electricity Distribution Licence" means the electricity distribution licence granted or treated as granted to NEDL under section 6(1)(c) of the Electricity Act.

"Existing Negative Pledge" means the obligations contained in Condition 5 of the terms and conditions of Yorkshire Electricity Distribution plc's £200,000,000 9.25 per cent. Guaranteed Bonds due 2020.

"Finance Documents" means the Trust Deed, the Guarantee Fee Letter and this Agreement.

"Financial Guarantee" means the financial guarantee dated the date of this Agreement and issued by Ambac in favour of the Trustee in respect of all of the Bonds.

"Guarantee Fee Letter" means the fee letter dated 5 May 2005 in respect of the Financial Guarantee.

"Indemnified Parties" means Ambac and its officers, directors, shareholders, employees, agents and each person (and their officers, directors, shareholders, employees and agents), if any, who controls Ambac within the meaning of either Section 15 of the United States Securities Act of 1933, as amended, or Section 20 of the United States Securities Exchange Act of 1934, as amended.

"Issuer Event of Default" has the meaning given to that term in the Conditions.

"Offering Circular" means the offering circular in respect of the Bonds dated 5 May 2005.

"OFGEM" means the Gas and Electricity Markets Authority and/or the Office of Gas and Electricity Markets, including their successor office or body, as appropriate.

"Participating State" means any member state which has adopted the euro as its lawful currency at the relevant time.

"Potential Issuer Event of Default" has the meaning given to that term in the Trust Deed.

"Put Option" has the meaning given to that term in Condition 13 of the Bonds.

"Rating Agencies" means, collectively, Moody's Investor Services Inc. ("Moody's") and Standard & Poor's Rating Services, a division of The McGraw Hill Companies Inc. ("S&P") or the successors of such entities as are identified by Ambac.

"Relevant Indebtedness" means any indebtedness (whether being principal, premium, interest or other amounts) in the form of or represented by notes, bonds, debentures, debenture stock, loan stock or other securities, whether issued for cash or in whole or in part for a consideration other than cash, and which, with the agreement of the person issuing the same, are quoted, listed or ordinarily dealt in on any stock exchange or recognised over-the-counter or other securities market.

"Security Interest" means a mortgage, charge, lien, pledge or other security interest.

"Subscription Agreement" means the subscription agreement dated 29 April 2005 between inter alios the Issuer, Ambac and the Royal Bank of Scotland plc (in its capacity as manager of the Bonds).

"Subsidiary" means a subsidiary or subsidiary undertaking within the meaning of the Companies Act.

"Tax" means any tax, levy, duty or other charge or withholding of a similar nature (including any penalty or interest payable thereon in connection with any failure to pay or any delay in paying the same).

"Tax Credit" means a credit against, relief or remission for, or repayment of any Tax.

"Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under a Finance Document.

"Treaty on European Union" means the Treaty of Rome of 25 March 1957, as amended by the Single European Act 1986 and the Maastricht Treaty (which was signed at Maastricht on 7 February 1992 and came into force on 1 November 1993).

"Trustee" means HSBC Trustee (C.I.) Limited or any successor thereto or replacement thereof in accordance with the Trust Deed.

"Trust Deed" means the Trust Deed dated on or about the date of this Agreement between the Issuer, Ambac and the Trustee.

1.2	Construction

Any reference in this Agreement to:

"continuing", in relation to a Potential Issuer Event of Default, and/or an Issuer Event of Default, shall be construed as a reference to a Potential Issuer Event of Default, and/or an Issuer Event of Default which has not been remedied within any relevant grace period or waived in accordance with the terms hereof;

"indebtedness" shall be construed so as to include any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

a "law" shall be construed as any law (including common or customary law), statute, constitution, decree, judgment, treaty, regulation, directive, bye-law, order or any other legislative measure of any government, supranational, local government, statutory or regulatory body or court;

a "member state" shall be construed as a reference to a member state of the European Union;

a "person" shall be construed as a reference to any person, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) of two or more of the foregoing;

a "successor" shall be construed so as to include an assignee or successor in title of such party and any person who under the laws of its jurisdiction of incorporation or domicile has assumed the rights and obligations of such party under this Agreement or to which, under such laws, such rights and obligations have been transferred;
"VAT" shall be construed as a reference to value added tax including any similar tax which may be imposed in place thereof from time to time; and

the "winding-up", "dissolution" or "administration" of a company or corporation shall be construed so as to include any equivalent or analogous proceedings under the law of the jurisdiction in which such company or corporation is incorporated or any jurisdiction in which such company or corporation carries on business including the seeking of liquidation, winding-up, reorganisation, dissolution, administration, arrangement, adjustment, protection or relief of debtors.

1.3	Currency Symbols
1.3.1	"£" and "sterling" denote lawful currency of the United Kingdom.
1.3.2	"euro" and "EUR" means the single currency of the European Union as constituted by the Treaty on European Union and "euro unit" means the currency unit of the euro.
1.4	Agreements and Statutes

Any reference in this Agreement to:

1.4.1
this Agreement or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented; and

1.4.2	a statute or treaty shall be construed as a reference to such statute or treaty as the same may have been, or may from time to time be, amended or, in the case of a statute, re-enacted.
1.5	Time

Any reference in this Agreement to a time of day shall, unless a contrary indication appears, be a reference to London time.

1.6	Trustee

For the purposes of this Agreement, the Trustee shall be regarded always as acting for itself and on behalf of the Bondholders only.

1.7	Headings

The headings contained in this Agreement are provided for convenience only and shall not affect its construction or interpretation.

2.	REPRESENTATIONS, WARRANTIES AND COVENANTS
2.1	Representations and warranties of the Issuer
(a)
The Issuer represents to Ambac that the representations and warranties made by the Issuer, on its own behalf and contained in Clause 3 of the Subscription Agreement and in any other Finance Documents are true and correct in all respects on the date made.

(b)
The Issuer makes each of the representations and warranties made by it under Clause 3 of the Subscription Agreement and in any other Finance Documents to Ambac on the date of this Agreement and on the Closing Date and on any other date on which such representations and warranties are deemed to be repeated in the relevant Finance Document as if those representations and warranties were set out in this Agreement mutatis mutandis.

(c)
The Issuer represents to Ambac that, except for the Put Option described in Condition 13 of the Bonds, there are no put options, or any other rights in either case having substantially the same effect as the Put Option, in relation to any indebtedness of the Issuer, other than the obligations contained in Condition 8 (Redemption at the Option of Bondholders) of Yorkshire Electricity Distribution plc's £200,000,000 9.25 per cent Guaranteed Bonds due 2020.

(d)
The Issuer represents to Ambac that there are no negative pledges, or any other restrictions over the granting of any Security Interest upon, or with respect to, any Relevant Indebtedness of the Issuer, other than the Existing Negative Pledge, the Negative Pledge described in Condition 4 of the Bonds, (at any time that the Issuer is a "Significant Subsidiary" as defined in the CE UK Indenture) the obligations contained in Section 1014 (Limitation on Liens) of the Indenture dated as of December 15, 1997 (the "CE UK Indenture") between, inter alios, CE Electric UK Funding Company and The Bank of New York as Trustee and relating to, inter alia, CE Electric UK Funding Company's US$237,000,000 6.995% Senior Notes due 2007, the obligations contained in Condition 5 (Negative Pledge) of CE Electric UK Funding Company's £200,000,000 7.25% Guaranteed Bonds due 2022, the obligations contained in Condition 3 of the Yorkshire Power Finance Limited £200,000,000 7.25% Guaranteed Bonds due 2028 and (at any time that the Issuer is a "Significant Subsidiary" as defined in the Yorkshire Power Indenture) the obligations contained in Section 1004 (Limitation on Liens) of the Indenture dated as of February 1, 1998 (the "Yorkshire Power Indenture") between, inter alios, Yorkshire Power Finance Limited, Yorkshire Power Group Limited and The Bank of New York and relating to, inter alia, Yorkshire Power Finance Limited's U.S.$300,000,000 6.496% Senior Notes due 2008.

2.2	Covenants of the Issuer

The Issuer agrees for the benefit of Ambac as follows:

(a)
it will comply with the undertakings and covenants set out in the Finance Documents to which it is a party including without limitation in Clause 4 of the Subscription Agreement as if such covenants were incorporated mutatis mutandis into this Agreement;

(b)
it will forthwith notify Ambac of anything which has or may reasonably be expected to have rendered untrue or incorrect in any respect any of the representations and warranties in Clause 2.1 of this Agreement and which is material in the context of the issue and offering of the Bonds and of the transactions contemplated by the Finance Documents or the issue of the Financial Guarantee;

(c)
it will provide Ambac with any information, notices, including, inter alia, management accounts (in such form as they are produced by the Issuer), audited financial statements and other financial information promptly on request after the same become available;

(d)
subject to Applicable Requirements, that the duties and obligations of the Issuer herein shall continue in full force and effect until all of its obligations under the Finance Documents have been fully and irrevocably discharged, notwithstanding payment by the Issuer of all amounts due in respect of the Bonds;

(e)
that, prior to the Trustee presenting a Notice of Demand to Ambac, the Issuer will have utilised all other financial resources available to it for the purposes of paying interest and/or principal and/or any other sums due to the Bondholders of the relevant Bonds;

(f)
subject to Applicable Requirements, it will, upon reasonable prior notice by Ambac make appropriate management personnel available for a meeting (whether conducted over the telephone or otherwise) with Ambac at a mutually acceptable time and place to discuss the Issuer's operational and financial performance over the preceding financial year and its financial plans for the next three years;

(g)
subject to Applicable Requirements, it will, as soon as reasonably practicable after request by Ambac, provide appropriate personnel for a meeting (whether conducted over the telephone or otherwise) with Ambac at a mutually acceptable time and place if there occurs a significant change in the financial position of the Issuer or any Subsidiary which is material to the Issuer as shown in its most recent financial statements or in any report produced by OFGEM concerning the Issuer or any of its Subsidiaries;

(h)	in consideration for Ambac's issuance of the Financial Guarantee, it will, on the terms and subject to the conditions of this Agreement:

(i)	pay or procure the payment, from time to time, of any Guarantee Fees due and payable to Ambac in accordance with the Guarantee Fee Letter and this Agreement;
(j)
promptly pay to Ambac, all and any sums and fees due and payable to Ambac under the Finance Documents including, for the avoidance of doubt, (if applicable) the amount equal to the loss, liability or cost which Ambac determines will be or has been (directly or indirectly) suffered for or on account of any Tax by Ambac (except any Tax by reference to the net income received or receivable by Ambac) or in respect of, or applicable to, the payment of such sums and fees, as provided for in the Finance Documents; and

(k)	indemnify and reimburse Ambac on the terms of this Agreement.
3.	ISSUE OF THE FINANCIAL GUARANTEE
The obligation of Ambac to issue the Financial Guarantee on the Closing Date is subject to:

3.1	satisfaction or waiver by Ambac (at its sole discretion) of all the conditions precedent set out in the Subscription Agreement;
3.2
confirmation from the Lead Manager on behalf of the Managers (as defined in the Subscription Agreement) that the conditions precedent set out in Clause 8.3 of the Subscription Agreement have been satisfied, without taking into account any waiver by the Lead Manager of any such condition unless such waiver has been approved by Ambac prior to such waiver being given;

3.3	no Potential Issuer Event of Default or Issuer Event of Default shall have occurred;
3.4
there having been no material adverse change (or event which is likely to result in a material adverse change) in the international or domestic, syndicated debt, bank or capital markets which may prejudice the offering or distribution of any of the Bonds since 29 April 2005; and

3.5
no statute, rule, regulation or order having been executed, entered or deemed applicable by any government or governmental or administrative agency or court having any relevant jurisdiction that would make the transactions contemplated by any of the Finance Documents and the Financial Guarantee illegal or otherwise prevent the consummation thereof.

4.	SUBROGATION
4.1	The Issuer agrees that Ambac shall be subrogated to the rights of the Bondholders to the extent of any payment made by Ambac under the Financial Guarantee.
4.2	The Issuer agrees that it shall not, by reason of any payment by Ambac under the Financial Guarantee be discharged from its obligations under this Agreement.
4.3
The Issuer must take such actions as, in the sole judgment of Ambac, are necessary to evidence such subrogation and to ensure that Ambac receives any moneys paid or payable in respect of the Bonds under the Finance Documents.

5.	REIMBURSEMENT OBLIGATION
5.1	Reimbursement
5.1.1	The Issuer must reimburse Ambac for any payment made by Ambac under the Financial Guarantee on the day on which Ambac makes a payment under the Financial Guarantee.
5.1.2	If the Issuer is required to reimburse Ambac pursuant to Clause 5.1.1, the Issuer must reimburse Ambac:
(a)	in accordance with Clause 13.2 (Payments under this Agreement);
(b)	in an amount equal to the aggregate of:
(i)	the amount paid by Ambac pursuant to the Financial Guarantee on that date;
(ii)	all amounts previously paid by Ambac in connection with the Bonds which remain outstanding from the Issuer to Ambac; and
(iii)
interest on any and all amounts which remain outstanding from the Issuer to Ambac (to the extent permitted by law, if in respect of any unreimbursed amounts representing interest) from the date the amounts became due until the date on which the amounts are paid in full, at a rate of interest equal to the Default Rate.

5.2	Costs and Expenses
The Issuer must pay to Ambac the amount of all reasonable out-of-pocket costs and expenses properly incurred by it (including, but not limited to, legal fees and expenses, accountants' fees and expenses, and all amounts which Ambac may reasonably require from time to time to compensate it for its internal management and administrative costs and expenses) and applicable VAT thereon in connection with:

5.2.1	any accounts established to facilitate payments under the Financial Guarantee;
5.2.2	the enforcement or exercise of, or preservation of any rights under, any Finance Document; and
5.2.3	any amendment, waiver, consent or other action with respect to, under or pursuant to the Finance Documents, whether or not such amendment, waiver, consent or other action is executed or completed.
6.	INDEMNITY
6.1	Right of Indemnification
Subject as provided in Clause 6.5, the Issuer undertakes to indemnify on demand each of the Indemnified Parties against any loss, liability, costs, claims, damages, expenses or demands (or actions in respect thereof) which any of them may reasonably incur or which may be made against any of them and all amounts which Ambac may require from time to time to compensate it for its internal management and administrative costs and expenses as a consequence of:

6.1.1	any representation or warranty of the Issuer under Clause 2.1 (Representations and Warranties) not being true or correct when given;
6.1.2	a breach by the Issuer of the covenants set out in Clause 2.2 (Covenants);
6.1.3	the occurrence of any Potential Issuer Event of Default or Issuer Event of Default;
6.1.4	any actual or alleged omission or action (other than of or by Ambac) in connection with the offering, issue, sale, remarketing or delivery of the Bonds;
6.1.5	any actual or alleged untrue statement in the Offering Circular or any omission to state a material fact required to be stated in the Offering Circular which is the responsibility of the Issuer;
6.1.6
any such Indemnified Party being obliged to indemnify, for whatever reason, the Trustee or any agent, delegate or contractor of the Trustee pursuant to and in accordance with the terms of the Finance Documents; or

6.1.7
investigating any event or circumstance which Ambac in good faith believes might be or become one of those matters referred to in paragraphs 6.1.1 to 6.1.6 or in disputing or defending any claim in relation thereto.

6.2	Conduct of Proceedings
6.2.1
If any action or proceeding is brought against any of the Indemnified Parties in respect of which indemnity may be sought under Clause 6.1 (Right of Indemnification) of this Agreement from the Issuer, the Indemnified Party must promptly notify the Issuer of the claim in writing.

6.2.2
Subject to Clause 6.2.4 below and no Potential Issuer Event of Default, or Issuer Event of Default having occurred, the Issuer will have the option to assume the defence of any action or proceeding brought against an Indemnified Party, with legal advisers satisfactory to the Indemnified Party (acting reasonably) so long as such Indemnified Party is satisfied (acting reasonably) that any such action by the Issuer shall not be prejudicial to such Indemnified Party.

6.2.3
The Issuer shall not, without the prior written consent of the Indemnified Party, settle or compromise, or consent to the entry of judgment with respect to, any action or proceeding to which this Clause 6.2 relates unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all liability arising out of the matters which are the subject to such action or proceeding.

6.2.4
If the named parties to any action or proceeding include both the Indemnified Party and the Issuer (or either of them) and the Indemnified Party has been advised by counsel that there may be one or more legal defences available to it which are different from or additional to those available to the Issuer, the Issuer shall not have the right to assume the defence of that action or proceeding on behalf of such Indemnified Party and the Indemnified Party shall have the right to employ separate counsel at the cost of the Issuer and to participate in the defence of any action or proceeding brought against it.

6.2.5	The Issuer undertakes to indemnify the Indemnified Parties against any loss or liability which any of them incur as a consequence of the settlement of any action or proceeding effected:
(a)	with the prior written consent of the Issuer (which consent must not be unreasonably withheld);
(b)	in circumstances where the Issuer has been given notice of the action or proceeding and has declined the option to defend such action or proceeding under Clause 6.2.2 above; or
(c)
if the circumstances set out in Clause 6.2.4 above exist and the Issuer has been given notice of the proceedings and of the advice of counsel regarding the availability of separate defences (as described at Clause 6.2.4 above).

6.3	Other Indemnifications
Ambac shall not be obliged to first pursue any recovery under any other indemnity or reimbursement obligation before seeking recovery under the indemnification and reimbursement obligation of the Issuer under this Agreement.

6.4	Payments
Any amount that becomes payable by the Issuer under Clause 6.1 (Right of Indemnification) shall be immediately due and payable on demand.

6.5	Limitation on Indemnification
The Issuer shall not be under any obligation to indemnify any Indemnified Party for any liability, damages, demands, claims, cost, loss, or expense (or action in respect thereof) which arises as a result of the Indemnified Party's own fraud, negligence or wilful default. No amount shall be payable by the Issuer in respect of the indemnity in Clause 6.1 in respect of any loss, liability, costs, claims, damages, expenses or demands (or actions in respect thereof) in respect of which the Issuer has indemnified the relevant Indemnified Party pursuant to any other Finance Document and has satisfied its obligations in respect of such indemnity.

6.6	Continuing Indemnity
This shall be a continuing indemnity and shall:

6.6.1	extend to the ultimate balance of the sums and liabilities which are or may become owing to an Indemnified Party under this Agreement; and
6.6.2	continue in force notwithstanding any intermediate payment in whole or in part of the sums and liabilities which are or may become owing to Ambac under this Agreement.

7.	VALUE ADDED TAX
7.1	VAT Chargeable
All amounts expressed to be payable under a Finance Document by the Issuer to Ambac shall be deemed to be exclusive of any VAT. If VAT is chargeable on any supply made by the Issuer to Ambac in connection with a Finance Document, the Issuer shall pay to Ambac (in addition to and at the same time as paying the consideration), an amount equal to the amount of the VAT.

7.2	Reimbursement
Where a Finance Document requires the Issuer to reimburse and/or indemnify Ambac for any losses, costs or expenses (including legal fees), the Issuer shall also, on demand, pay and indemnify Ambac against any irrecoverable VAT incurred by Ambac in respect of such losses, costs or expenses.

8.	TERM OF THIS AGREEMENT
8.1	Subject to Clause 8.2 below, this Agreement shall take effect on the Closing Date and shall terminate on the date which is the later of:
8.1.1	the date on which Ambac is no longer subject to a claim (including any claim arising from a payment made by the Issuer being declared a preference) under the Financial Guarantee ; and
8.1.2	the date on which all amounts payable to Ambac by the Issuer under this Agreement and all amounts (actually or contingently) payable under the Bonds have been paid in full.
8.2
The provisions of Clauses 1 (Definitions and Interpretation), 4 (Subrogation), 5 (Reimbursement Obligation), 6 (Indemnity), 7 (Value Added Tax) and this Clause 8 shall survive any termination of this Agreement.

9.	FURTHER ASSURANCES
The Issuer shall, so far as permitted by applicable law and regulatory requirements, execute within a reasonable time of a request by Ambac all such further documents and do all such further acts and things as may, in the reasonable opinion of Ambac, be necessary at any time to give effect to the provisions or to facilitate the performance of this Agreement and any other Finance Document to which the Issuer is a party.

10.	OBLIGATIONS ABSOLUTE
Neither the obligations of the Issuer under this Agreement nor the rights, powers and remedies conferred on Ambac in respect of the Issuer by this Agreement or by law shall be discharged, impaired or otherwise affected by:

10.1	the winding-up, dissolution, administration or re-organisation of the Issuer or any other person or any change in its status, control or ownership;
10.2	any of the obligations of the Issuer under any of the Finance Documents being or becoming illegal, invalid, unenforceable or ineffective in any respect;
10.3	any time or other indulgence being granted to the Issuer in respect of its respective obligations under any of the Finance Documents;
10.4	any amendment to, or any variation, waiver, exchange or release of, any obligation of the Issuer under any of the Finance Documents;
10.5	the existence of any claim, set-off or any other right that the Issuer may have against Ambac;
10.6	any other circumstances, other than payment in full, that might otherwise constitute a defence available to, or discharge of, the Issuer in respect of the Finance Documents;
10.7
any document presented in connection with the Financial Guarantee proving to be forged or fraudulent (other than forgery or fraud caused by Ambac), invalid or insufficient in any respect or any statement in any document being untrue or inaccurate in any respect; and

10.8	any payment by Ambac under the Financial Guarantee against presentation of a certificate or other document that does not strictly comply with the terms of the Financial Guarantee.
11.	ASSIGNMENT
The Issuer may not assign any of their rights or transfer any of their rights or obligations under this Agreement without the prior written consent of Ambac.

12.	LIABILITY OF AMBAC
Neither Ambac nor any of its officers, directors or employees shall be liable or responsible for:

12.1	the use of the Financial Guarantee by the Trustee;
12.2	any acts or omissions of the Trustee in connection with the use of the Financial Guarantee by the Trustee; or
12.3
the validity of documents delivered to Ambac in connection with any claim under the Financial Guarantee, or of any signatures thereon, even if such documents or signatures should in fact prove to be in any or all respects invalid, insufficient or (unless relevant officers of Ambac shall have actual knowledge thereof) fraudulent or forged.

13.	PAYMENT PROCEDURE
13.1	Payments by Ambac
Ambac may rely on any documents delivered to it in connection with any claim under the Financial Guarantee which appear on their face to be in order, without responsibility for further investigation.

13.2	Payments under this Agreement

The Issuer must make all payments to be made under this Agreement:

13.2.1	without set-off or counterclaim;
13.2.2	on the date on which such payment becomes due and payable (and in respect of any payment made by Ambac under the Financial Guarantee, the date on which Ambac makes such payment);
13.2.3
in the currency in which the relevant Bonds are denominated (in relation to any payments relating to such Bonds) or in the currency in which the amounts are incurred by Ambac (in relation to costs, fees, liabilities and other indemnities);

13.2.4	in immediately available funds to the account number specified in the Guarantee Fee Letter (or to such other account as Ambac may direct by written notice to the Issuer); and
13.2.5
without any Tax Deduction, unless a Tax Deduction is required by law (in which case, the amount of the payment due from the Issuer must be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required).

13.3	Interest on late payments
All payments to be made by the Issuer under this Agreement shall bear interest at the Default Rate from the date due to (and including) the date paid (both before and after any judgment or other order of a court of competent jurisdiction).

13.4	Determination of amount due
Any certification or determination by Ambac of a rate or amount made pursuant to the terms of this Agreement will be, in the absence of manifest error, conclusive evidence of the matters to which it relates.
13.5	Tax Credit
If the Issuer makes a Tax Deduction pursuant to and in accordance with Clause 13.2.5 and Ambac determines (in its absolute discretion) that:

13.5.1	a Tax Credit is attributable to that tax payment; and
13.5.2	Ambac has obtained, utilised and retained that Tax Credit,
Ambac shall pay an amount to the Issuer which Ambac determines (acting reasonably and in good faith) will leave it (after that payment) in the same after-tax position as it would have been in had such Tax Deduction not been made by the Issuer.

13.6	Tax Liability
Nothing in this Agreement shall interfere with the right of Ambac to arrange its tax affairs in whatever manner it thinks fit and, in particular, Ambac shall be under no obligation to claim credit, relief, remission, repayment or other benefit from or against its tax liability in respect of the amount of such deduction in priority to any other similar claims, reliefs, credits or deductions available to it, nor shall Ambac be under any obligation to disclose to the Issuer any information in relation to Ambac's tax affairs.

14.	REMEDIES AND WAIVERS
14.1	The rights of Ambac under this Agreement:
14.1.1	may be exercised as often as is necessary;
14.1.2	are cumulative and not exclusive of its rights under the general law; and
14.1.3	are in addition to any rights and remedies provided for in the Finance Documents; and
14.1.4	may be waived only in writing.
14.2	Any delay in exercising or non-exercise by Ambac of any right of Ambac under this Agreement is not a waiver of that right.
14.3
Ambac shall have the right to exercise in its complete discretion the waiver of any default under this Agreement by written notice setting forth the terms, conditions and extent of such waiver. Unless such notice expressly provides to the contrary, any waiver so granted shall extend only to the specific event or occurrence which gave rise to the Default so waived and not to any other similar event or occurrence which occurs subsequent to the date of such waiver.

15.	AMENDMENT, PARTIAL INVALIDITY AND COUNTERPARTS
15.1	Amendment
This Agreement may be amended, modified or terminated only by written instrument or written instruments signed by the parties hereto.

15.2	Partial Invalidity
If, at any time, any provision hereof is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions hereof nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired thereby. The parties further agree that the holding by any court of competent jurisdiction that any remedy pursued by any party hereto is unavailable or unenforceable shall not affect in any way the ability of such party to pursue any other remedy available to it.
15.3	Counterparts
This Agreement may be executed in any number of counterparts and all such counterparts shall constitute one and the same instrument.

16.	NOTICES
16.1	Communications in Writing
Each communication to be made hereunder shall be made in writing and, unless otherwise stated, shall be made by facsimile or letter delivered by registered post or courier as follows:-

(i)	To Ambac:
Ambac Assurance UK Limited
Hasilwood House
60 Bishopsgate
London EC2N 4BE
Fax:  +44 20 7786 4343
Tel:   +44 20 7786 4300
Attention:  Surveillance

(ii)	To the Issuer:
Yorkshire Electricity Distribution plc
Lloyd's Court
78 Grey Street
Newcastle upon Tyne
NE1 6AF

Fax:  +44 191 223 5142
Attention: Finance Director
16.2	Delivery
Any communication or document to be made or delivered by one person to another pursuant to this Agreement shall (unless the intended recipient has by ten days' written notice to the sender specified another address) be made or delivered to that other person at the address identified in this Clause 16 (Notices) and shall be deemed to have been made or delivered:

16.2.1	(in the case of any communication made by letter) when delivered to that address; or
16.2.2
(in the case of any communication by fax) when transmission of such fax communication has been received in legible form and receipt has been confirmed, and communication verified, by telephone (save for any communications to Ambac, where such communication shall be deemed to be received on the day it is actually received and then only if expressly marked for the attention of the officer identified with the signature of Ambac below, or such other officer as Ambac shall from time to time specify for this purpose) provided that in either case if such communication or document would otherwise be deemed to have been received or actually received on a day which is not a business day or, for the avoidance of doubt, falls outside business hours, it shall be deemed to have been received on the next subsequent business day.

16.3	English Language
Each communication and document made or delivered by one party to another pursuant to this Agreement shall be in the English language.

17.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999
A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

18.	ECONOMIC AND MONETARY UNION
If, during the duration of this Agreement, the United Kingdom becomes a Participating Member State and, as a result, the Bank of England recognises the euro as the lawful currency of the United Kingdom, then:

18.1.1	unless prohibited by law, Ambac may designate the currency or currency unit in which any obligations arising under this Agreement otherwise payable in Sterling are to be denominated or payable;
18.1.2
unless prohibited by law, any translation from one currency or currency unit to another shall be made at the official rate of exchange recognised by the Bank of England for conversion, rounded up or down by Ambac; and

18.1.3
this Agreement shall be subject to such reasonable changes of construction as Ambac may specify from time to time to be appropriate to reflect (a) the adoption of the euro in the United Kingdom and (b) any relevant market practices relating to the euro.

19.	CONFIDENTIALITY
19.1	Confidential Information
Except as permitted or required under this Agreement, all data and information (including the terms of this Agreement) obtained or received from any party hereto under this Agreement shall be treated as confidential for the term of this Agreement and shall not be disclosed to any third party without the prior written consent of the other parties.

19.2	Permitted Disclosure
Any party hereto may, without the prior approval of the other parties, disclose such data and information where:

19.2.1	such data and information has come into the public domain other than by any breach of this Agreement;
19.2.2	such disclosure is made to any third party with whom Ambac has dealings (including, any affiliate of Ambac); or
19.2.3	such data and information is made available to professional advisors of Ambac the Issuer for the purpose of performing their duties;
19.2.4	such disclosure is required by any applicable law or court order.

20.	LAW AND JURISDICTION
20.1	English Law
This Agreement shall be governed by, and shall be construed in accordance with, the laws of England and Wales.

20.2	English Courts
Each party irrevocably agrees that any suit, legal action or proceedings (together in this Clause 20 referred to as "Proceedings") in connection with this Agreement may be brought in the courts of England.

20.3	Consent to Enforcement
Each of the parties hereto hereby consents generally in respect of any Proceedings to the giving of any relief or the issue of any process in connection with such Proceedings including the making, enforcement or execution against any property whatsoever (irrespective of its use or intended use) of any order or judgment which may be made or given in such Proceedings.

20.4	Waiver of Immunity
To the extent that the Issuer may in any jurisdiction claim for itself or its assets immunity from suit, execution, attachment (whether in aid of execution, before judgment or otherwise) or other legal process and to the extent that in any such jurisdiction there may be attributed to itself or its assets such immunity (whether or not claimed), the Issuer hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity to the full extent permitted by the laws of such jurisdiction.

IN WITNESS whereof this Agreement has been executed as a deed by the parties hereto and is intended to be and is hereby delivered on the date first above written.

EXECUTED as a deed by
YORKSHIRE ELECTRICITY DISTRIBUTION plc
acting by

/s/ Ken Linge
Ken Linge

/s/ John Elliott
John Elliott

EXECUTED as a deed by
AMBAC ASSURANCE UK LIMITED

/s/  Thomas Jacquot
Signature of director

Thomas Jacquot
Name of director